
SEC MAIL
SECURITIES
FEB 2 2007
RECEIVED
WASH. D.C.
186
SECTION


07001596

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SEC FILE NUMBER
8-03018

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HAPOALIM SECURITIES USA, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA

(No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN J. PARAGGIO **(212) 898-6421**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haft & Gluckman CPAs LLP

(Name – *of individual, state last, first, middle name*)

317 Madison Avenue, Suite 912	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN J. MURABITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HAPOALIM SECURITIES USA, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DIANNE SAITTA
NOTARY PUBLIC, STATE OF NEW YORK
ID No. 01SA6108142
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXP. APRIL 12, 2008

Notary Public

Signature

CHIEF EXECUTIVE OFFICER
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Hapoalim Securities USA, Inc.

December 31, 2006

CONTENTS

HAFT & GLUCKMAN

CERTIFIED PUBLIC ACCOUNTANTS LLP

317 MADISON AVENUE
SUITE 912
NEW YORK, N.Y. 10017

TELEPHONE
(212) 490-2120
FAX
(212) 286-8858
hg@haftgluckman.com

Independent Auditor's Report

To the Board of Directors and Stockholder of
Hapoalim Securities USA, Inc.

We have audited the accompanying statement of financial condition of Hapoalim Securities USA, Inc. (formerly Investec (US) Incorporated) (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement financial condition referred to above present fairly, in all material respects, the financial position of Hapoalim Securities USA, Inc. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.



HAFT & GLUCKMAN
Certified Public Accountants LLP

February 21, 2007
New York, New York

Hapoalim Securities USA, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 5,568,336
Receivables from brokers and dealers	1,120,355
Due from Parent	2,289,000
Securities owned, at market value	15,021,930
Fixed assets, at cost, less accumulated depreciation and amortization of $1,249,181	912,846
Other assets	621,279
Total assets	$ 25,533,746
Liabilities and stockholder's equity	
Accrued expenses and other liabilities	$ 2,518,794
Stockholder's equity:	
Common stock, $.01 par value; 100 shares authorized; 10 shares outstanding	-
Additional paid-in capital	65,611,134
Accumulated deficit	(42,596,182)
Total stockholder's equity	23,014,952
Total liabilities and stockholder's equity	$ 25,533,746

See accompanying notes to statement of financial condition.

Hapoalim Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Description of Business

Hapoalim Securities USA, Inc. (the "Company") is a wholly-owned subsidiary of Hapoalim U.S.A. Holding Company, Inc. ("HUSA" or "Parent") which is an indirect subsidiary of Bank Hapoalim B.M. ("Hapoalim"), an Israeli publicly owned financial and banking group. Hapoalim is dually listed on the Tel Aviv and London Stock Exchanges.

In March 2006, the Parent acquired all of the Company's outstanding shares of common stock from Investec USA Holdings Corp. (the "Former Parent") in a transaction accounted for as a purchase. The Company changed its fiscal year end to December 31 to conform to the year end of the Parent. Accordingly, this statement of financial condition includes the balance sheet as of December 31, 2006.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Its business includes fixed income, equity and options trading and brokerage activities.

2. Summary of Significant Accounting Policies

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Proprietary securities transactions, brokerage fees, commissions, and related expenses are recorded on a trade date basis.

Securities owned are for trading purposes and reported in the statement of financial condition at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations. Unrealized changes in market value are recognized in firm trading revenues in the period in which the change occurs.

2. Summary of Significant Accounting Policies (continued)

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

The carrying amounts of the Company's cash and cash equivalents, accrued expenses and other liabilities, and receivables from and payables to brokers and dealers approximate their fair values due to their short-term nature.

3. Receivables from Brokers and Dealers

The Company had receivables from brokers and dealers relating to the following at December 31, 2006:

Floor brokerage receivables	$ 84,558
Receivable from clearing broker	1,035,797
	$ 1,120,355

Receivables from brokers and dealers represent amounts due primarily as a result of the Company's trading, commission and brokerage activities.

The Company has agreed to indemnify its clearing broker for certain losses that the clearing broker may sustain from the transactions introduced by the Company.

4. Securities Owned

At December 31, 2006, securities owned consist of US Government Agency securities of approximately $10,003,000, U.S. Treasury Bills of approximately $4,981,000, and corporate obligations of approximately $38,000.

5. Income Taxes

As of December 31, 2006 the gross deferred tax asset amounted to approximately $12.0 million. A full valuation allowance is recorded on the net deferred tax asset as it has been determined that currently it is more likely than not that the Company will be unable to utilize this asset. The temporary differences that give rise to the gross deferred tax asset at December 31, 2006 are as follows:

Deferred tax asset		
Tax credits	$	745,000
Accrued liabilities		815,000
Furniture, equipment and leasehold improvements		87,000
Net operating losses		10,374,000
Total deferred tax assets before valuation allowance		12,021,000
Less: valuation allowance		(12,021,000)
Total deferred tax assets after valuation allowance	$	-

The Company has a pre-tax effected federal net operating loss carry forward of approximately $22.2 million. The net operating losses ("NOLs") are due to start expiring at December 31, 2022. Due to limitations in the usage of NOLs subsequent to a change in ownership, the amount of carryover loss that can be used in any one year is approximately $1.3 million.

The Company and its Parent file a consolidated Federal income tax return ("Consolidated Tax Return"). The inter-company tax allocation policy provides for the Parent to determine each year the amount of benefit from NOLs which will be realized in the Consolidated Tax Return and the related amount which will be paid to the Company by the Parent.

6. Commitments and Contingencies

The Company is a defendant in lawsuits and other actions incidental to its businesses. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition.

The Former Parent has agreed to indemnify the Company for expenses incurred in connection with the ultimate resolution of matters which relate to activity prior to the change of ownership.

The Company leases its New York City office space under a non-cancelable operating sublease expiring in August 2010.

Future minimum lease payments under the office sublease and equipment operating leases are as follows:

Year ending December 31:	
2007	$ 446,000
2008	432,000
2009	428,000
2010	283,000
Total	$ 1,589,000

7. Employee Benefit Plans

The Company has a qualified defined contribution profit sharing plan covering substantially all of its employees. The Company's contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

In 2003 and 2004, certain employees of the Company were granted options to purchase stock of a former related party, Investec plc. Options vest in equal 25% tranches on the second, third, fourth and fifth anniversaries of the grant date, and exercise is subject to Investec plc achieving certain financial performance conditions. Total options granted to employees of the Company had an approximate fair value of $525,000 at the grant dates. Under Accounting Principles

Hapoalim Securities USA, Inc.

Notes to Statement of Financial Condition

December 31, 2006

8. Regulatory Requirements

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

9. Transactions with Related Parties

During the nine months ended December 31, 2006, the Company incurred service fees and other expenses and earned commissions and other revenues from Hapoalim and affiliates. As discussed in note 5, the Company has recorded a tax benefit from its Parent.

10. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's securities activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records commission income and expenses on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

END